P.E. 2/19/02

02016023

CONFORMED COPY

FORM 6-K

RECD S.E.C.

FEB 1 9 2002

080

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR FEBRUARY 19, 2002

Telefónica del Perú
(Exact name of Registrant as specified in its charter)

Telefonica of Peru
(Translation of Registrant's name into English)

PROCESSED

FEB 2 5 2002

THOMSON FINANCIAL

Avenida Arequipa 1155
Santa Beatriz, Lima, Perú
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA DEL PERÚ

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Free translation of a letter to the CONASEV dated February 13, 2002 relating the approval by the Board of Directors of Telefónica del Perú S.A.A. to create a Follow-up External Audit Committee (spanish original attached)	3
2.	Free translation of a letter to the CONASEV dated February 13, 2002 relating a request to an exceptional two week extension to release the financial statements (spanish original attached)	5

GGR-135-049-2002

Febraury 13, 2002

Dear sirs,

Today the Board of Directors of Telefónica del Perú S.A.A. approved the following:

To create a Follow-up External Audit Committee, formed by the following directors, Alfonso Bustamante y Bustamante, José Ramón Vela Martinez, Enrique Normand Sparks and José Antonio Colomer Guiu, as well as by Antonio Mora Morando, Bernardo Santos Alvarez, Victor Carlos Schwartzmann Larco, Manuel Fenández Pollán and Antonio Villa Mardon.

Telefónica

VICTOR CARLOS SCHWARTZMANN LARCO
Secretario General

CONASEV
AREA TRAMITE DOCUMENTARIO

'02 FEB 13 16:19

RECEPCION DE DOCUMENTOS
NO INDICA CONFORMIDAD

GGR-135-A-019-2002
Lima, 13 de febrero de 2002

Señores
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

Por medio de la presente comunicación, nos dirigimos a ustedes en cumplimiento del artículo 28° de la Ley del Mercado de Valores y de la Resolución CONASEV N° 307-95-EF/94.10, para informarles que en sesión realizada en la fecha, el Directorio de Telefónica del Perú S.A.A. adoptó el siguiente acuerdo que constituye **Hecho de Importancia**:

Dispuso la creación del Comité de Seguimiento de Auditoría Externa, órgano colegiado que estará conformado por los directores señores Alfonso Bustamante y Bustamante, José Ramón Vela Martínez, Enrique Normand Sparks y José Antonio Colomer Guiu, así como por los señores Antonio Mora Morando, Bernardo Santos Alvarez, Victor Carlos Schwartzmann Larco, Manuel Fernández Pollán y Antonio Villa Mardon.

Sin otro particular, quedamos de ustedes.

Atentamente,

TELEFÓNICA DEL PERU S.A.A.
Av. Arequipa 1155 piso 6. Lima 1
Tel. (51 1) 210-1169 Fax. (51 1) 265-4900
E-mail. vschwartzmann@tp.com.pe

GGR-135-051-2002

February 13, 2002

Dear sirs,

The Board of Directors of Telefónica del Perú S.A.A. agreed to request an exceptional two week extension to release the financial statements to a maximum of two weeks.

We would highly appreciate your acceptance to our request.

Telefónica

VICTOR CARLOS SCHWARTZMANN LARCO
Secretario General

CONASEV
AREA TRAMITE DOCUMENTARIO

'02 FEB 13 16:19

RECEPCION DE DOCUMENTOS
NO INDICA CONFORMIDAD

GGR-135-A-057-2002
Lima, 13 de febrero de 2002

Señores
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Presente.-

REF.- Hecho de Importancia

De nuestra consideración:

En cumplimiento del acuerdo adoptado por el Directorio de Telefónica del Perú S.A.A. en la fecha, por medio de la presente solicitamos que de manera excepcional se sirvan conceder a la Sociedad la extensión de la fecha límite para efectos de la presentación de su información financiera intermedia individual por un plazo máximo de dos semanas.

Agradeceremos se sirvan acceder a lo solicitado.

Sin otro particular, quedamos de ustedes.

Atentamente,

TELEFONICA DEL PERU S.A.A.
Av. Arequipa 1155 piso 6, Lima 1
Tel. (51 1) 210-1169 Fax. (51 1) 265-4900
E-mail. vschwartzmann@tp.com.pe

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA DEL PERÚ S.A.

By: /s/Víctor Carlos Schwartzmann
Name: Víctor Carlos Schwartzmann
Title: Secretary

Dated: February 19, 2002